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As filed with the Securities and Exchange Commission on July 28, 1999
Registration No. 0-26285

==============================================================================

              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                FORM 10-SB
                               AMENDMENT NO. 1

     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                            AGE RESEARCH, INC.
                ----------------------------------------------
                (Name of Small Business Issuer in its Charter)


         Delaware                                              87-0419387
-------------------------------                            -------------------
(State or other jurisdiction of                            (I.R.S. Employer
incorporation or organization)                             Identification No.)


        31103 Rancho Viejo Road, #2102, San Juan Capistrano, CA       92675
        --------------------------------------------------------   ----------
        (Address of principal executive offices)                   (Zip Code)

Issuer's telephone number:          (800) 597-1970
                                    --------------

Securities to be registered under Section 12(b) of the Act:

     Title of each class                      Name of each exchange on which
     to be so registered                      each class is to be registered

              N/A                                           N/A
              ---                                           ---
Securities to be registered under Section 12(g) of the Act:

                  Common Stock, par value $0.001 per share
                  ------------------------------------------
                              (Title of Class)

==============================================================================

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ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations
---------------------

     Since December 1987, the Registrant has marketed its RejuvenAge products to physicians practicing skin therapy medical specialities. The RejuvenAge products are non-prescription skin care products that do not contain Retin-A or any other precription drug. In addition to the RejuvenAge products, the Registrant sells a proprietary moisturizing shaving cream for sensitive or irritated beard conditions called Bladium.

     The Registrant owns the formulations for both the RejuvenAge and Bladium products. The products are manufactured by independent contractors. In order to increase its profitability and reduce expenses, in fiscal 1998 the Registrant reduced its office expenses to a minimum and eliminated its advertising and salary expenses.


Three Months Ended March 31, 1999 compared to March 31, 1998
------------------------------------------------------------

     Revenues and Costs of Sales. For the three months ended March 31, 1999, the Registrant had revenues of $5,705 with cost of sales of $1,072, or approximately 19% of revenues, for a gross profit of $4,633, compared to the prior year's revenues of $5,154 with cost of sales of $979, or approximately 19% of revenues, for a gross profit of $4,175. Management believes that the flat showing in sales volume is due primarily to no significant increase in advertising due to lack of working capital.

     General and Administrative Expense. Total operating expenses for the three month period ended March 31, 1999 were $2,494 compared to $4,020 for 1998, with substantial savings in legal, professional, and office expenses. The Registrant experienced slight income from operations of $2,139 for the period in 1999, compared to $155 of income from operations for the corresponding period in 1998.

Liquidity and Capital Resources
-------------------------------

     Historically, the Registrant has financed its operations through a combination of cash flow derived from operations and debt and equity financing. At March 31, 1999, the Registrant had a working capital of $(20,445) based on current assets of $11,612 consisting of cash, $3,187, accounts receivable, $2,668, and inventory, $5,757, and current liabilities of $32,057, consisting of mainly of accounts payable and accrued expenses aggregating $3,277 and interest payable $28,780.

     Based on its current marketing program and sales, it is clear that the Company will have to increase its sales volume significantly in order to continue operations. At this time, however, the Registrant does not have any working capital to expand its marketing efforts.

     The Registrant proposes to finance its needs for additional working capital through some combination of debt and equity financing. Given its current financial condition, it is unlikely that the Registrant could make a public sale of securities or be able to borrow any significant sum from either a commercial or private lender. The most likely method available to the

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Registrant would be the private sale of its securities.  There can be no assurance that the Registrant will be able to obtain such additional funding as needed, or that such funding, if available, can be obtained on terms acceptable to the Registrant.



                                 PART F/S

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA



     The unaudited financial statements include the accounts of the Registrant and include all adjustments (consisting of normal recurring items) which are, in the opinion of management, necessary to present fairly the financial position as of March 31, 1999 and the statement of income and accumulated deficit and cash flows for the three months ended March 31, 1999 and 1998.



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                              AGE RESEARCH, INC.
                                BALANCE SHEET
                           March 31, 1999 and 1998
                                 (UNAUDITED)

                                    ASSETS
                                                       1999        1998
                                                   ----------   ----------

Current Assets
     Cash in bank                                  $    3,187   $    3,431
     Accounts receivable                                2,668        2,891
     Inventory                                          5,757        6,291
                                                   ----------   ----------
Total Current Assets                                   11,612       12,613
                                                   ----------   ----------

Property and Equipment
     Furniture & fixtures                               5,560        5,560
     Machinery & equipment                              1,794        1,794
                                                   ----------   ----------
                                                        7,354        7,354
     Accumulated depreciation                          (6,789)      (6,431)
                                                   ----------   ----------
Net Property and Equipment                                565          923
                                                   ----------   ----------
    TOTAL ASSETS                                   $   12,177   $   13,536
                                                   ==========   ==========

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                              AGE RESEARCH, INC.
                                BALANCE SHEET
                           March 31, 1999 and 1998
                                 (UNAUDITED)

                   LIABILITIES AND STOCKHOLDERS' EQUITY

                                                       1999        1998
                                                   ----------   ----------
Current Liabilities
     Accounts payable                              $      749   $    3,104
     Sales taxes payable                                  128          157
     Interest payable                                  28,780       21,819
     Income taxes payable                               2,400        1,600
                                                   ----------   ----------
Total Current Liabilities                              32,057       26,680
                                                   ----------   ----------
Other Liabilities
     Notes payable - stockholders                      96,602      100,602
                                                   ----------   ----------
Total Liabilities                                     128,659      127,282
                                                   ----------   ----------
Stockholders' Equity:
     Common stock, $.001 par value; 150,000,000
      shares authorized; 63,944,252 shares issued
      and outstanding in 1999 and 60,694,251 in
      1998                                             63,944       60,694
     Paid in capital                                  600,977      591,227
     Stock subscriptions receivable                    (7,500)        -
     Accumulated deficit                             (773,903)    (765,667)
                                                   ----------   ----------
     Total stockholders' Equity (Deficit)            (116,482)    (113,746)
                                                   ----------   ----------
      TOTAL LIABILITIES AND STOCKHOLDERS'
       EQUITY (DEFICIT)                            $   12,177   $   13,536
                                                   ==========   ==========



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                              AGE RESEARCH, INC.
                  STATEMENT OF INCOME AND ACCUMULATED DEFICIT
               For the three months ended March 31, 1999 and 1998


                                               1999                1998
                                           -------------     ---------------
SALES                                      $       5,705     $         5,154
                                           -------------     ---------------
COST OF SALES                                      1,072                 979
                                           -------------     ---------------
GROSS PROFIT                                       4,633               4,175
                                           -------------     ---------------

OPERATING EXPENSES - (Exhibit A)                   2,494               4,020
                                           -------------     ---------------
INCOME FROM OPERATIONS                             2,139                 155
                                           -------------     ---------------
OTHER INCOME (EXPENSES)
  Other income                                      -                  1,800
  Interest expense                                (1,720)             (1,800)
                                           -------------     ---------------
   Total Other Income (Expenses)                  (1,720)                -
                                           -------------     ---------------
INCOME (LOSS) BEFORE TAX PROVISION                   419                 155
                                           -------------     ---------------
PROVISION FOR TAX                                    800                 800
                                           -------------     ---------------
NET INCOME (LOSS)                                   (381)               (645)

ACCUMULATED DEFICIT
  Beginning Balance                             (772,210)           (765,022)
  Prior year adjustments                          (1,312)                -
                                           -------------     ---------------
ACCUMULATED DEFICIT
Ending Balance                             $    (773,903)    $      (765,667)
                                           =============     ===============






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                              AGE RESEARCH, INC.
                                  EXHIBIT A
         Schedule to the Statement of Income and Accumulated Deficit
             For the three months ended March 31, 1999 and 1998


                                               1999                1998
OPERATING EXPENSES                         -------------     ----------------
  Bank charges                             $          30     $            342
  Insurance                                         -                     471
  Tax & license                                     -                      35
  Legal and Professional                            -                     500
  Office expense                                    -                      22
  Outside Services                                  -                     240
  Penalties                                          192                  369
  Postage & freight                                  550                  353
  Rent                                               702                  700
  Telephone                                          159                  386
  Depreciation                                        90                   90
  Shareholder expense                                196                   10
  Miscellaneous                                      575                  502
                                           -------------     ----------------
    TOTAL OPERATING EXPENSES               $       2,494     $          4,020
                                           =============     ================


















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                              AGE RESEARCH, INC.
                          STATEMENTS OF CASH FLOWS
              For the Three Months Ended March 31, 1999 and 1998

                                               1999                1998
                                           -------------     ----------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (Loss)                        $        (381)    $          (645)
  Adjustment to reconcile net income (loss)
   to net cash provided by operations
    Depreciation                                      90                  90
    Prior year adjustment                         (1,312)               -
  (Increase) decrease in accounts receivable        (166)                 21
  (Increase) decrease in inventory                 1,072                 979
  (Decrease) increase in accounts payable         (1,900)              1,196
  (Decrease) increase in sales taxes payable        (452)                (24)
  (Decrease) increase in interest payable          1,720               1,800
  (Decrease) increase in income taxes payable      1,600                -
                                           -------------     ---------------
  Net Cash Provided by Operating Activities          271               3,417
                                           -------------     ---------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Net Cash Provided by Investing
    Activities                                      -                   -
                                           -------------     ---------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Payments of notes payable                         -                 (2,000)
                                           -------------     ---------------
  Net Cash Provided (Used) by Financing
    Activities                                      -                 (2,000)
                                           -------------     ---------------
NET INCREASE IN CASH                                 271               1,417

CASH AT BEGINNING OF PERIOD                        2,916               2,014
                                           -------------     ---------------

CASH AT END OF PERIOD                      $       3,187     $         3,431
                                           =============     ===============
SUPPLEMENTARY DISCLOSURES:
 Cash paid for:
  Interest                                 $        -        $          -
                                           =============     ===============
  Income taxes                             $        -        $           800
                                           =============     ===============

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                              AGE RESEARCH, INC.
                       NOTES OF FINANCIAL STATEMENTS
             For the Three Months ended March 31, 1999 and 1998

NOTE 1 - GENERAL

Age Research, Inc. ("the Company"), fka Volt Research, Inc., was incorporated under the laws of Utah on July 10, 1984. In April, 1987, the Company changed its name to Age Research, Inc., and changed its state of domicile to Delaware.

Age Research, Inc. produces and sells a line of premium skin care products to physicians and mail order. The Company has developed its own line of dermatologist-formulated skin care products including moisturizers, cleaners, sunscreens, and anti-aging emollients with glycolic acid. The products are sold under the name of RejuvenAge, which is trademarked in U.S. and U.K., and name of Bladium, which is trademarked in U.S.. The trademark in U.K. will be expired in September, 2006.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company uses the accrual basis of accounting for financial and tax reporting in accordance with generally accepted accounting principles.

Use of estimates

In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

Revenue from sales is recognized when the products are delivered and accepted by the customers.

Accounts Receivable

The Company has not established an allowance for doubtful accounts and does not use reserve method for recognizing bad debts. Bad debts are treated as direct write-offs in the period management determines that collection is not probable. Bad debt expense for years ended December 31, 1998 and 1997 was $632 and $585, respectively.

Inventories

Inventories consist of products already packaged and ready for shipments to customers, and are stated at cost, using the first-in, first-out method.

Property and Equipment

Property and Equipment are stated at cost. Depreciation is computed over their estimated useful lives using straight-line method for financial reporting, and accelerated methods for tax reporting, therefore, temporary differences exist. Expenditures for major renewals and betterment that extend the useful lives of the assets are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.


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                              AGE RESEARCH, INC.
                       NOTES OF FINANCIAL STATEMENTS
              For The Three Months Ended March 31, 1999 and 1998

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Statement of Cash Flows

The Company prepares its statement of cash flows using the indirect method as defined under Financial Accounting Standards Board Statement No. 95. For purposes of the statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company accounts income taxes in accordance with Financial Accounting standards Board Statement No. 109.

Reclassification

Certain reclassification have been made to the 1997 financial statements to conform with the 1998 financial statement presentation. Such reclassification had no effect on net loss as previously reported.

NOTE 3 - SUBSIDIARY

The Company has a wholly-owned subsidiary, Evergreen Skin Care Centers of America, Inc. which is inactive with no assets and liabilities, and has no activity either in 1998 or 1997.

NOTE 4 - A LIMITED PARTNERSHIP

The Company is the general partner of a limited partnership named as RejuvanAge Spa Treatments Glen Ivy/Age Research Santa Monica Cart. The partnership was terminated under mutual consent of the partners on December 31, 1994. In 1997, the Company wrote-off the loan receivable from the partnership of $1,858, and included an accrual of $1,600 of the Partnership's state franchise tax. The Company reversed this accrual in 1998.

NOTE 5 - GOING CONCERN

The accompanying financial statements are presented on the basis that the Company is going concerns. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. As shown in the accompanying financial statements, the Company incurred net losses of $381 and $645 for the three month periods ended March 31, 1999 and 1998, respectively, and as of March 31, 1999, the Company had a working capital deficiency of $20,445 and a negative net worth of $116,389.

Management is currently involved in active negotiations to obtain additional financing and actively increasing marketing efforts to increase revenues. The Company continued existence depends on its ability to meet its financing requirements and the success of its future operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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                              AGE RESEARCH, INC.
                       NOTES OF FINANCIAL STATEMENTS
              For The Three Months Ended March 31, 1999 and 1998

NOTE 6 - YEAR 2000

The Company believes that it has identified each of its computer systems that will require modifications to enable it to perform satisfactorily on and after January 1, 2000. The financial impact of making such modifications to the Company's systems is not expected to be material to the Company's financial position or results of operations. In addition, the Company is currently corresponding with vendors that provide products and systems to the Company in order to determine if such products and systems will be required to be upgraded or replaced. Although management believes the Company has an adequate program in place to address the year 2000 issue, the costs of upgrades to, or replacements of, its purchased products or systems has not been determined and there can be no assurance that the program will ultimately be successful.







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                               PART III

ITEM 1.  INDEX TO EXHIBITS

     Copies of the following documents are included as exhibits to this Amendment No. 1 to Form 10SB pursuant to Item 601 of Regulation SB.

         SEC
Exhibit  Reference
No.      No.        Title of Document
-------  ---------  -----------------
1        27         Financial Data Schedule


ITEM 2. SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                      Age Research, Inc.
                                      [Registrant]

Dated: July 27, 1999                  By:/S/Richard F. Holt, President